                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7874                                                              2/17/99
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      One Group Investment Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      Three Nationwide Plaza, Columbus, OH 43215
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
[PWC OFFICE LETTERHEAD]

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of One Group Investment Trust


We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940, about the Balanced Portfolio (formerly the Asset Allocation Fund), the Large Cap Growth Portfolio (formerly the Large Company Growth Fund), the
Equity Index Portfolio (formerly the Equity Index Fund), the Diversified Equity
Portfolio (accounting successor to the Pegasus Variable Growth and Value Fund), the Diversified Mid Cap Portfolio (accounting successor to the Pegasus Variable
Mid-Cap Opportunity Fund), and the Bond Portfolio (accounting successor to the
Pegasus Variable Bond Fund) (six series of One Group Investment Trust, hereafter referred as the "Funds") compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
November 10, 1999, as it relates to the collateral held in exchange for securities lent on behalf of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 10, 1999, with respect to agreement of security purchases and maturities, for the period from April 19, 1999 (the date of our last examination), through November 10, 1999, with respect to collateral held in exchange for securities lent on behalf of the Funds:

o Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository
         Trust Company and broker/banks;

o Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

o Confirmation, or other procedures as we considered necessary, of all letters of credit entered into with brokers/banks as collateral;

o Reconciliation of all such securities held as collateral to the books and records of the Funds and Bank One Trust Company N.A. and;

o Agreement, or other procedures as we considered necessary, of certain purchases and maturities of collateral since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 10, 1999, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



[PRICEWATERHOUSECOOPERS LLP (SIGNED)]
Columbus, Ohio
February 24, 2000

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Balanced Portfolio (formerly the Asset Allocation Fund), the Large Cap Growth Portfolio (formerly the Large Company Growth Fund), the Equity Index Portfolio (formerly the Equity Index Fund), the Diversified Equity Portfolio (accounting successor to the Pegasus Variable Growth and Value Fund), the Diversified Mid Cap Portfolio (accounting successor to the Pegasus Variable Mid-Cap Opportunity Fund), and the Bond Portfolio (accounting successor to the Pegasus Variable Bond Fund) (six series of One Group Investment Trust, hereafter referred as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 10, 1999, and from April 19, 1999 through November 10, 1999, as it relates to the collateral held in exchange for securities lent on behalf of the Funds.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 10, 1999 and from April 19, 1999 through November 10, 1999, with respect to collateral held in exchange for securities lent on behalf of the Funds.


One Group Investment Trust


By:        /s/ KAREN R. TACKETT
           ------------------------------------------------------
           Name of Company Official

           VICE PRESIDENT AND SECRETARY
           ------------------------------------------------------
           Title

           MARCH 6, 2000
           ------------------------------------------------------
           Date